Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: November 9, 2015

CF Industries Holdings, Inc. Morgan Stanley Global Chemicals and Agriculture Conference November 9, 2015

Forward-Looking Statements All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that the Company, OCI and New CF, for the OCI Transaction, are unable to obtain governmental and regulatory approvals required for the OCI Transaction, or that required governmental and regulatory approvals delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all. Other important factors, relating to the CHS Strategic Venture, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties arising from the possibility that the consummation of the CHS Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by Darwin Holdings Limited on November 6, 2015 for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. 2

No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information Darwin Holdings Limited (“New CF”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542. Participants in the Solicitation CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF. 3

CF: Strategies for accelerating shareholder returns 4 Complete key strategic initiatives over next 9 months Leverage unique capabilities to serve global nitrogen demand Grow both total product tons, and cash flow per ton

Purposeful march to global leadership 2005 IPO of CF Industries Significant upgrade in management capabilities Established world-class sales & marketing function Continued operational improvement, including de-bottleneck program Successful acquisition and integration of Terra Launched $4B capacity expansion program Sale of phosphate business to Mosaic Long term nitrogen supply agreements with Mosaic and Orica Purchased outstanding 34% of Medicine Hat and the Viterra ammonia terminals Establish global platform with UK headquarters GrowHow and OCI Create strategic partnership with CHS Complete capacity expansion program Largest converter of methane into essential global products 5 Transformation from Co-op to Public Company 2005 – 2009 Focused, World-Scale Nitrogen Producer 2010 – 2015 Global Leader in Gas Conversion 2016 + EBITDA of $0.2-1.1B EBITDA of $1-3B EBITDA of $3-5B Note: See page 24 for historical EBITDA reconciliation

Expect delivery of key strategic initiatives over next 9 months

1 Acquired remaining 50% of GrowHow — July 2015

- Largest nitrogen producer in the UK, an import-dependent region
- Realizing operational synergies in production and product mix

2 Expanding North American production capacity 25% — Q415 – Q316

- Additional 2.3M product tons produced at Donaldsonville, and an additional 1.4M product tons produced at Port Neal in the Corn Belt

3 Establishing strategic partnership with CHS — February 2016

- $2.8Bn strategic investment in CF subsidiary by one of North Americas largest fertilizer distributors, in return for ~9% of pre-OCI production capacity
- Ratable supply of 1.7 million tons of UAN and urea per annum

4 Combining with OCI's European, North American, and global distribution businesses — Q2-Q3 2016

- Three outstanding plants, estimated ~$500M of annual after-tax synergies and expect mid-to-high teens cash flow accretion
- OCI shareholders will have ~27% of the combined company

6

CF Industries

CHS will make a $2.8Bn strategic investment in CF subsidiary, in return for ~9% of pre-OCI production capacity

- CHS has the right to purchase up to[1]:
  - 1,095,000 tons of urea
  - 580,000 tons of UAN
- Supply agreement tons have an average gross margin that reflects the average gross margin across the entire CF system


Legend
CF Nitrogen production
Other CF North American production (not part of CF Nitrogen)
Wever, IA Plant (via OCI) potentially added to CF Nitrogen in the future (2)
Nitrogen Demand
0
1,400
(Thousand Nutrient Tons)
PORT NEAL, IA
Urea: 505,000 st/yr
UAN: 100,000 st/yr
WOODWARD, OK (3)
UAN: 250,000 st/yr
YAZOO CITY, MS
UAN: 10,000 st/yr
DONALDSONVILLE, LA
Urea: 590,000 st/yr
UAN: 220,000 st/yr

Pre-OCI Capacity
('000 tons)

	CF Total Capacity	CHS Agreement
Net NH3	3,675	-
Urea	5,250	1,095
UAN	7,355	580
Other	2,625	-
Total	**18,905**	**1,675**
Percentage	**100%**	**8.90%**

(1) Volumes reflect agreement, however some amount of product swapping will occur on agreement of the parties
(2) Subject to transaction close; expected close in 2016. Consummation of the CHS transaction is not contingent upon the consummation of the proposed transaction with OCI N.V. announced on August 6, 2015.
(3) CF expects to contribute the Woodward, OK facility to CF Nitrogen prior to transaction closing

7
CFIndustries

The premier global footprint

- Largest North American producer with unmatched distribution network
- Expect to have a scale Western Europe position with Billingham, Ince and Geleen
- Combining Beaumont with Natgasoline (once completed, and if call option exercised) would make CF the largest North American methanol producer
- Post-OCI, will have an integrated international distribution platform to optimize global flows



Medicine Hat, AB
Courtright, ON
Billingham, UK
Geleen, Netherlands (Geleen)
Port Neal, IA
Woodward, OK
Wever, IA (Wever)
Yazoo City, MS
Ince, UK
Verdigris, OK
Point Lisas, Trinidad
Beaumont, TX (Natgasoline LLC)
Beaumont, TX (OCI Partners)
Donaldsonville, LA
Dubai, UAE (Global Trading / Distribution)
Existing CF Facility
OCI Facility

8

CF Industries

Dutch 60 Day Creditor Notice Period OCI Process Update 9 1) Available on the SEC's website at www.sec.gov under the company name “Darwin Holdings Ltd” Oct 2015 Nov 2015 Month 1 Month 2 Month 3 Month 4 11/6/2015 S-4 Filed S-4 Effective Date CF / OCI Shareholder Meetings Transaction Close 11/2/2015 HSR Waiting Period Expiration Sept 2015 Milestones to date Expected Future Milestones Aug 2015 Transaction Announced Shareholder Notice Period Transaction remains subject to approval by the shareholders of CF and OCI, as well as certain other customary regulatory approvals and closing conditions. 10/30/2015 European Commission Notified

CF: Strategies for accelerating shareholder returns 10 Complete key strategic initiatives over next 9 months Leverage unique capabilities to serve global nitrogen demand Grow both total product tons, and cash flow per ton

Since 2012, at least 24 new North American ammonia plants have been announced

(Capacity in thousand tons per annum)

Announce Date	Company	Location	Gross Ammonia Capacity	Nutrient Capacity	Product Focus	Expansion Type	Status
Feb-12	Yara	Belle Plaine, SK	800	656	Fertilizer	Brownfield	Canceled/Delayed
May-12	Dyno Nobel	Waggaman, LA	880	722	Industrial Ammonia	Brownfield	Proceeding
Jun-12	Agrium	TBD	800	656	Fertilizer	Greenfield	Canceled/Delayed
Jul-12	KIT/IFFCO	Becancour, QB	800	656	Fertilizer	Brownfield	Canceled/Delayed
Sep-12	CHS	Spiritwood, ND	840	689	Fertilizer	Greenfield	Canceled/Delayed
Sep-12	OCI	Wever, IA	850	697	Fertilizer	Greenfield	Proceeding
Sep-12	Magnida	American Falls, ID	800	656	Fertilizer	Greenfield	No Construction
Sep-12	Ohio Valley Resources	Rockport, IN	800	656	Fertilizer	Greenfield	No Construction
Oct-12	FNA Fertilizer	Belle Plaine, SK	800	656	Fertilizer	Greenfield	No Construction
Nov-12	Agrifos/Borealis	Texas Gulf	800	656	Industrial Ammonia	Brownfield	No Construction
Nov-12	CF Industries	Donaldsonville, LA	1,274	1,045	Fertilizer	Brownfield	Proceeding
Nov-12	CF Industries	Port Neal IA	849	696	Fertilizer	Brownfield	Proceeding
Dec-12	Midwest Fertilizer	Mount Vernon, IN	800	656	Fertilizer	Greenfield	No Construction
Mar-13	Cronus Chemicals	Tuscola, IL	800	656	Fertilizer	Greenfield	No Construction
Mar-13	J.R. Simplot	Rock Spring, WY	210	172	Industrial Ammonia	Greenfield	Proceeding
May-13	N. Plains Nitrogen	Grand Forks, ND	800	656	Fertilizer	Greenfield	No Construction
Jul-13	Eurochem	Louisiana	800	656	Fertilizer	Greenfield	No Construction
Aug-13	LSB	El Dorado, AR	375	308	Industrial Ammonia	Brownfield	Proceeding
Sep-13	Invista (Koch)	Victoria, TX	400	328	Industrial Ammonia	Brownfield	Canceled/Delayed
Oct-13	Agrium	Kenai, AK	700	574	Fertilizer	Plant Restart	No Construction
Oct-13	Yara/BASF	Freeport, TX	750	615	Industrial Ammonia	Brownfield	Proceeding
May-14	Agrigen	St. Charles, LA	800	656	Fertilizer	Greenfield	No Construction
Jul-15	Investimus Foris	Pollock, LA	500	410	Industrial Ammonia	Brownfield	No Construction
Oct-15	Pallas	Pasadena, TX	180	148	Industrial Ammonia	Greenfield	No Construction
	Total		~17.4MM tons	~14.3MM tons			

Source: CF Industries and Industry Publications

11
CFIndustries

12 However, to date, only 3 new nitrogen fertilizer plants have proceeded to construction 1 Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF, Industry Publications, STATSCAN, USDOC 24 Projects Announced (14.3M N Tons)1 ‘000 Nutrient Tons/Year 5 Projects 12 Projects 4 Projects 3 Projects 2 Others LSB, AR Imports 2015 11.7M N Tons 7.4M Nutrient tons of imports is the equivalent of 9 world-scale nitrogen plants Simplot, WY 0 4,000 8,000 12,000 16,000 Announced Projects Cancelled/ Delayed CHS ND Yara Canada IFFCO Canada Agrium Midwest No Construction Northern Plains ND Ohio Valley IN Magnida ID FNA Canada Agrifos/Borealis TX MFC IN Cronus IL Eurochem LA Agrigen LA Agrium AK Industrial Ammonia Plants Dyno Nobel LA Nitrogen Fertilizer Plants CF IA CF LA OCI IA 2015 Projected Imports Possible Import Reduction Remaining Import Demand Koch/Invista TX BASF/Yara TX

2017 North America Nitrogen Landscape (‘000 short nutrient tons) Imports will continue to provide over 20% of North America’s nitrogen supply 13 CF Industries Agrium Koch PCS Others Imports Note: Assumes demand growth between 2015 and 2017 is offset by exports of domestic production Source: CF Industries, IFDC, USDOC and TFI Other 0 20 40 60 80 100% NH3 Urea UAN AN 8,000 2,300 850 550 2,350 7,400 CF Agrium Koch 2,050 PCS 1,525 IPL LSB 550 Yara Others Imports 31% 9% 8% 6% 3% 2% 2% 9% 29% North American Supply Share (incl. Imports)

Leading North American footprint, extended by OCI transaction



Rycroft
Vanscoy
Medicine Hat
Brandon
Ritzville
Velva
Grand Forks
Glenwood
Pine Bend
Spencer
Port Neal
Albany
Blair
Garner
Freemont
Wever
Hastings
Aurora
Peru
Kingston
Palmyra
Bigelow
Cowden
Seneca
Huntington
Frankfort
Terre Haute
Cincinnati
Evansville
Mount Vernon
St. Louis
Verdigris
Muskegon
Courtright
East Liverpool
Chesapeake
Wilmington
Woodward
Yazoo City
Beaumont
Natgasoline
New Orleans
Braithwaite
Donaldsonville
2015 Nitrogen Demand
('000 Nitrogen Tons)
0 - 249
250 - 499
500 - 999
1,000 - 1,499
1,500+
Location Key
CF Plants
OCI Plants
Ammonia terminal (owned & leased)
UAN terminal (leased / transload)
Ammonia / UAN terminal (owned & leased)
Magellan Pipeline
NuStar Pipeline

- Largest industrial investment play in North American natural gas conversion
  - Including the OCI operataing assets, CF would convert ~1.2 BCF of natural gas daily and account for 1.3% of North American domestic gas consumption
- CF has the largest nitrogen distribution network
  - Rail: over 5 million product tons with a 6,000 rail car fleet
  - Water: over 4 million product tons with a fleet of 32 liquid barges
  - Pipeline: ~1 million tons via the NuStar and Magellan ammonia pipelines
- CF's system of storage terminals has static capacity of over 1M tons for both ammonia and UAN

14

CFIndustries

Donaldsonville is uniquely positioned to serve global market Situated outside New Orleans Connected to 5 gas supply pipelines Has 6 ammonia plants and 8 upgrade units, allowing it to keep operating at full upgrade capacity even with an ammonia plant down Ongoing 600,000-800,000 stpa ammonia contract with Mosaic 5 docks on the Mississippi River Product shipped via all modes: Deepwater vessel Barge Unit Train Pipeline Truck 15 Source: CF, Industry Publications World’s Largest N Facilities (Million Gross Ammonia Tons) Full UAN Full Urea UAN: 4.2 Urea: 2.2 NH3: 1.3 DEF/Other 2017 D’ville Potential Output (Million Product Tons) Expansion Capacity with resilient production and flexible output and outstanding logistical access Donaldsonville will be the largest nitrogen facility in the world UAN: 1.8 Urea: 3.2 NH3: 1.7 DEF/Other 0.0 1.0 2.0 3.0 4.0 SAFCO PCS Trinidad JSC Togliattiazot QAFCO CF Donaldsonville 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0

16 Donaldsonville export capacity roughly 80% of total new North American construction 1 Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF, Industry Publications, STATSCAN, USDOC 24 Projects Announced (14.3M N Tons)1 ‘000 Nutrient Tons/Year 5 Projects 12 Projects 4 Projects 3 Projects 2 Others LSB, AR Imports 2015 11.7M N Tons 10.6M N Tons Simplot, WY Conceptual Scenario: International demand 100% of D’ville output 7.4M Nutrient tons of imports is the equivalent of 9 world-scale nitrogen plants 0 4,000 8,000 12,000 16,000 Announced Projects Cancelled/ Delayed CHS ND Yara Canada IFFCO Canada Agrium Midwest No Construction Northern Plains ND Ohio Valley IN Magnida ID FNA Canada Agrifos/Borealis TX MFC IN Cronus IL Eurochem LA Agrigen LA Agrium AK Industrial Ammonia Plants Dyno Nobel LA Nitrogen Fertilizer Plants CF IA CF LA OCI IA 2015 Projected Imports Possible Import Reduction Remaining Import Demand Full D'ville Exports Remaining Import Demand Imports to Replace 100% Dville Koch/Invista TX BASF/Yara TX

CF: Strategies for accelerating shareholder returns 17 Complete key strategic initiatives over next 9 months Leverage unique capabilities to serve global nitrogen demand Grow both total product tons, and cash flow per ton

Expect CF to grow production capacity 65% over the next 24 months

Annual run-rate capacity

(millions of product tons)


15.2
3.6
2.3
1.7
1.4
0.9
25.1
Additional Capacity: ~10M tons
Existing CF Production
CF Industries Current Capacity
OCI Current Capacity*
Donaldsonville
Wever
Port Neal
Natgasoline
Pro-Forma Including Expansion Projects

Note: Capacity for Beaumont and Natgasoline are included on a proportional basis. Includes 100% of GrowHow capacity and 50% of PLNL. Volume calculation includes Net Ammonia, UAN, Urea, CAN/AN, NPK, DEF, Melamine and Methanol. *OCI Current Capacity refers only to target combination plants in Europe and North America

18

CFIndustries

CF is growing product tons AND cash flow per ton


ILLUSTRATIVE
Net cash generation
Cash Flow Generation per ton
Increased cash conversion efficiency through operational & structural synergies
CF after OCI Closing and Capacity Expansions 3
CF before OCI Closing and Capacity Expansions 2
Increased volume from OCI and expansion projects, net of CHS agreement
6.7
9.9
Production
(Nitrogen Nutrient Equivalent Short Tons, millions) 1

1. Actual 2014 production adjusted for planned run-rate effects of initiatives. Excludes production relating to non-controlling interests
2. Includes 100% of GrowHow, and effects of CHS transaction
3. Additional effects of OCI transaction, Donaldsonville, Port Neal and Wever expansion projects.

19
CFIndustries

20 Additional Cash Available for Capital Returns and Growth Existing Dividend(3) Estimated Minority Distributions to CHS(4) Capital Expenditures Operating Cash Needs (5) Expected free cash over the next four years roughly equivalent to CF's market cap today Total Sources: ~$15.0B – $16.5B (1) CHS equity investment of $2.8 billion (2) Estimated cash balance at time of OCI closing before giving effect for CHS equity investment. Consummation of the CHS transaction is not contingent upon the consummation of the proposed transaction with OCI N.V. announced on August 6, 2015. (3) Assumes annual dividend of $1.20 per share on pro forma shares outstanding; includes dividends to NCI. (4) Estimated minority distributions to CHS of approximately $250 million per year. (5) Intend to maintain average cash balance in range of $500 million. With the proposed OCI combination and CHS investment, along with completion of our capacity expansion projects, CF expects to have ~$10.0B - $11.5B of cash available for capital allocation priorities, which will remain consistent with past practices Total Unallocated Cash: ~$10.0B – $11.5B Illustrative Operating Cash Flow Potential New Debt CHS Equity Investment(1) Cash Balance at OCI Closing(2) Indicative Sources of Capital (OCI Transaction Close – 2019) Indicative Uses of Capital (OCI Transaction Close – 2019) $- $2 $4 $6 $8 $10 $12 $14 $16 $18 $- $2 $4 $6 $8 $10 $12 $14 $16 $18

[LOGO]

22 Attractive business profile before OCI transaction EBITDA Sensitivity to Natural Gas and Urea Prices Realized North American Natural Gas Cost ($/MMBtu)(1) Realized Urea Equivalent Price ($/ton) The table was created by adjusting 2014 EBITDA(2) of $2.7 billion and gas consumption for: The sale of our former phosphate segment; Increases in production capacity from the expansion projects at Donaldsonville and Port Neal; The effects of the GrowHow acquisition and CHS equity investment; and The effects of the long-term Orica and Mosaic contracts. The table illustrates the resiliency of CF Industries’ business model across a broad range of industry conditions. ($ billions) $2.25 $2.50 $2.75 $3.00 $3.25 $3.50 $275 $2.0 $1.9 $1.8 $1.8 $1.7 $1.6 $300 $2.3 $2.3 $2.2 $2.1 $2.1 $2.0 $325 $2.7 $2.6 $2.6 $2.5 $2.4 $2.4 $350 $3.0 $3.0 $2.9 $2.9 $2.8 $2.7 $375 $3.4 $3.3 $3.3 $3.2 $3.2 $3.1 $400 $3.8 $3.7 $3.6 $3.6 $3.5 $3.4 Source: CF Industries Note: Assumes that a $25 per ton change in urea price is equivalent to a $17.39 per ton change in UAN price, $18.47 per ton change in AN price and a $44.57 per ton change in ammonia price, including products sold by GrowHow. Products sold under the CHS supply contract also are excluded from the price sensitivity calculation, reflecting the terms of CHS’ equity ownership interest. Nitrogen price sensitivity is applied only to major products (ammonia, urea, UAN, and AN). Natural gas sensitivity is based on 2014 gas consumption of approximately 260 million MMBtus. Additional gas consumption from the capacity expansions has been added while gas consumption associated with the long-term contracts with Orica and Mosaic has been excluded because these contracts are priced on a gas-plus basis. In addition, gas consumption reflecting CHS’ equity ownership interest has also been excluded. (1) Assumes CF’s 2014 North American basis differential to Henry Hub of ($0.13). (2) See slide 23 and 24 for 2014 EBITDA reconciliation.

Reconciliation of 2015 EBITDA and Selected Items

(in millions)

	2015 Q3	2014 Q3	2015 YTD	2014 YTD
Net earnings attributable to common stockholders	$ 90.9	$ 130.9	$ 673.4	$ 1,152.0
Interest expense (income) – net	29.7	46.2	92.0	136.4
Income taxes(1)	20.1	70.5	322.6	640.9
Depreciation and amortization	128.7	95.4	348.0	298.5
Less: Other adjustments(2)	(13.1)	(4.7)	(24.1)	(16.8)
EBITDA(2)	$ 256.3	$ 338.3	$ 1,411.9	$ 2,211.0
Memo: Selected items included in EBITDA				
Unrealized mark-to-market losses (gains) on natural gas derivatives	$ 125.9	$ (12.1)	$ 78.8	$ 39.1
Losses on foreign currency derivatives	0.2	27.2	18.9	27.4
Expenses related to capacity expansion projects	14.9	6.8	36.6	21.9
Transaction costs	37.4	—	37.4	—
(Gain) on remeasurement of GrowHow investment	(94.4)	—	(94.4)	—
Pension settlement charge	—	3.4	—	3.4
Loss on sale of equity method investments	—	—	42.8	—
(Gain) on sale of phosphate business	—	—	—	(747.1)
Total (positive) negative impact of selected items on EBITDA(3)	$ 84.0	$ 25.3	$ 120.1	$ (655.3)

(1) Includes the tax benefit on loss on sale of equity method investment for $10.9 million for the 2015 YTD.
(2) EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in non-controlling interest. We have presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
(3) Calculation of selected items impacting EBITDA does not include $5.9 million in financing costs related to the bridge loan commitment fee in Q3 2015.

23

EBITDA Reconciliation

(in millions)

	Twelve months ended December 31,									
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Net earnings attributable to common stockholders	$ (39.0)	$ 33.3	$ 372.7	$ 684.6	$ 365.6	$ 349.2	$1,539.2	$1,848.7	$1,464.6	$1,390.3
Interest expense (income) – net	(0.6)	(9.6)	(22.7)	(24.5)	(3.0)	219.8	145.5	131.0	147.5	177.3
Income taxes	126.9	19.7	200.2	378.1	245.4	276.8	932.0	963.8	686.5	773.0
Depreciation, depletion and amortization	97.5	94.6	84.5	100.8	101.0	394.8	416.2	419.8	410.6	392.5
Less: Other adjustments[1]	(0.8)	(0.6)	(0.6)	(0.5)	(0.5)	(113.6)	(47.2)	(43.1)	(24.3)	(20.8)
EBITDA[1]	$ 184.0	$ 137.4	$ 634.1	$ 1,138.5	$ 708.5	$ 1,127.0	$ 2,985.7	$ 3,320.2	$ 2,684.9	$ 2,712.3

(1) EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation, depletion and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in non-controlling interest. We have presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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